2022 First Quarter Earnings Conference April 14, 2022

Agenda Welcome Jeff Su, IR Director 1Q22 Financial Results and 2Q22 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 16, 2021 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

1Q22 Revenue by Technology

1Q22 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

2Q22 Guidance Revenue to be between US$ 17.6 billion and US$ 18.2 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 28.8 NT dollars, management expects: Gross profit margin to be between 56% and 58% Operating profit margin to be between 45% and 47%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements DENSO to Take Minority Stake in JASM with a US$0.35 Billion Investment (2022/02/15) TSMC Board of Directors Approved the Issuance of 1,387,000 Shares of 2021 Employee Restricted Stock Awards (RSAs). In Order to Offset Dilution from the Increase of Outstanding Shares Due to the Above-mentioned Issuance, the Board Approved a Share Buyback Program for TSMC to Buy Back Its Common Shares on the Taiwan Stock Exchange. In Addition, the Board Approved the Issuance of No More Than 2,960,000 Common Shares of RSAs for the Year 2022, Which Will be Submitted to the 2022 Annual Shareholders’ Meeting for Approval (2022/02/15) TSMC Board of Directors Approved the Issuance of Unsecured Corporate Bonds for an Amount Not to Exceed NT$60 Billion (Approximately US$2.26 Billion) and the Issuance of US Dollar-Denominated Unsecured Corporate Bonds for an Amount Not to Exceed US$1 Billion (2022/02/15) TSMC Board of Directors Approved NT$2.75 Cash Dividend for the Fourth Quarter of 2021 and Set June 16 as Ex-Dividend Date, June 22 as the Record Date and July 14, 2022 as the Distribution Date (2022/02/15)

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